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                                                                       CONFORMED
                                                                       ---------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                         For the month of February 2007

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [x]      Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ] No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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    BACHOCO ANNOUNCES AGREEMENT WITH 'GRUPO LIBRA', A COMPANY IN NORTHEAST OF
                                     MEXICO

    CELAYA, Mexico, Feb. 21 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA) (BMV: Bachoco B), Mexico's leading producer and processor of poultry products, today announced that it has reached an agreement with "Grupo Libra", a private broiler company located in the state of Nuevo Leon in Northeast Mexico. On January 22, the company announced that it was in the process of negotiations. The agreement establishes a rent scheme for the facilities, which includes breeders chicken farms with a capacity of approximately 3.0 million chickens per cycle, along with a slaughter plant, a processing plant and distribution centers. In addition, Bachoco will acquire all of Libra's working capital and brands.

    Cristobal Mondragon, Industrias Bachoco CEO, said: "This agreement is in line with our growth strategy to strengthen our presence in this region of the country. We will immediately focus on the integration of this operation into the rest of our company and take advantage of the synergies that will develop with our northern operation located in the neighbor state of Coahuila. This will allow us to improve flexibility and reinforce our service level in the northeast market of the country."

    The agreement will be financed with internal resources, and Bachoco will take control of the facilities on February 26.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products, with over 700 production and distribution facilities throughout the country. The Company is also Mexico's second-largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry in Mexico. The Company posted net sales of US$1.36 billion for 2005 divided among the Company's four main product lines, as follows: 80.1% chicken and chicken- related products, 8.7% table eggs, 7.2% balanced feed, and 4.0% swine and other lines.

    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents twelve B Shares. For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

    This press release may contain statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to the future operating performance of the Company. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Important factors that could cause such differences are described in the Company's periodic filings with the Securities and Exchange Commission.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             02/21/2007
    /CONTACT: Investors, Daniel Salazar F., CFO, or Claudia Cabrera, IRO, +011-52-461-61-835-55, or inversionistas@bachoco.net, both of Industrias Bachoco; or Rachel Levine, +1-646-284-9439, or fax, +1-646-284-9494, or
rlevine@hfgcg.com , for Industrias Bachoco/
    /Web site:  http://www.bachoco.com.mx /

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Industrias Bachoco, S.A. de C.V.
                                            (Registrant)


                                            By  /s/ Daniel Salazar Ferrer, CFO
                                                --------------------------------
                                                Daniel Salazar Ferrer, CFO

Date: February 21, 2007